UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*


Deep Down, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

24372A305
----------------------------------------
(CUSIP Number)

David Douglas
3889 Maple Avenue, Dallas TX  75219
214-238-4012
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2017
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







      ------------------------------------------------
      CUSIP No.  24372A305
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Jamaka Capital Management LLC
      --------------------------------------------------------------------------
      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------
      3     SEC Use Only
      --------------------------------------------------------------------------
      4     Source of Funds (See Instructions)
      OO - Change in the aggregate number of outstanding shares
      --------------------------------------------------------------------------
      5     Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)[  ]
      --------------------------------------------------------------------------
      6     Citizen or Place of Organization

      Texas, USA
      --------------------------------------------------------------------------
        Number of        7    Sole Voting Power
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,484,091
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,484,091
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person
           1,484,091
      --------------------------------------------------------------------------
      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------
      13   Percent of Class Represented by Amount in Row (11) 11.0%
      --------------------------------------------------------------------------
      14   Type of Reporting Person (See Instructions)

           HC - General Partner
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  24372A305
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Jamaka Capital LP
      --------------------------------------------------------------------------
      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------
      3     SEC Use Only
      --------------------------------------------------------------------------
      4     Source of Funds (See Instructions)
      OO - Change in the aggregate number of outstanding shares
      --------------------------------------------------------------------------
      5     Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)[  ]
      --------------------------------------------------------------------------
      6     Citizen or Place of Organization

      Texas, USA
      --------------------------------------------------------------------------
        Number of        7    Sole Voting Power
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,484,091
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,484,091
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person
           1,484,091
      --------------------------------------------------------------------------
      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------
      13   Percent of Class Represented by Amount in Row (11)   11.0%
      --------------------------------------------------------------------------
      14   Type of Reporting Person (See Instructions)

           PN
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  24372A305
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       David J. Douglas
      --------------------------------------------------------------------------
      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------
      3     SEC Use Only
      --------------------------------------------------------------------------
      4     Source of Funds (See Instructions)
      OO - Change in the aggregate number of outstanding shares
      --------------------------------------------------------------------------
      5     Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)[  ]
      --------------------------------------------------------------------------
      6     Citizen or Place of Organization

      United States Citizen
      --------------------------------------------------------------------------
        Number of        7    Sole Voting Power
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,484,091
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,484,091
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person
           1,484,091
      --------------------------------------------------------------------------
      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------
      13   Percent of Class Represented by Amount in Row (11)  11.0%
      --------------------------------------------------------------------------
      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------




      Item 1.  Security and Issuer

      This Statement on Schedule 13D relates to the common shares, $.001 par value (the "Common Shares"), of Deep Down, Inc., a Nevada corporation, with principal executive offices located at 8827 W. Sam Houston Parkway N., Suite 100, Houston, Texas 77040.

      Item 2.  Identity and Background

      (a) This statement is filed by:

	(i) Jamaka Capital Management LLC, a Texas limited liability company, which
	serves as the general partner of Jamaka Capital LP;

	(ii) Jamaka Capital LP, a Texas limited partnership; and

	(iii) David J. Douglas, who is the sole member of Jamaka Capital
	Management LLC.

	Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to theJoint Filing Agreement attached as Exhibit 1.

      (b) The address of the principal office of each of Jamaka Capital Management LLC, Jamaka Capital LP, and Mr. Douglas is 3889 Maple Avenue, Dallas, Texas 75219.

      (c) The principal business of Jamaka Capital Management LLC is serving as the general partner of Jamaka Capital LP. The principal business of Jamaka Capital LP is investing in securities. The principal occupation of Mr. Douglas is serving as the managing member of Jamaka Capital Management LLC.

      (d) During the last five years, no Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, no Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Douglas is a citizen of the United States of America.

      Item 3.  Source and Amount of Funds or Other Consideration

      As of February 6, 2017 Jamaka Capital LP acquired 1,484,091 shares of the Common Stock of the Company on the open market for total consideration of $1,078,209, including brokerage commissions. Shares were purchased with the working capital of Jamaka Capital LP. The increase in the percentage reported under Section 12 was solely due to a change in the aggregate number of outstanding securities.

      Item 4.  Purpose of Transaction

      The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

      The Reporting Persons have engaged, and intend to continue to engage, in general discussions with the Issuer's Board of Directors (the "Board") and management team, including with respect to the composition of the Board. In the course of such discussions, the Reporting Persons have informally suggested a director candidate that the Reporting Persons believe would be a valuable addition to the Board.

      No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j)
      of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the
      actions discussed herein.   The Reporting Persons intend to review their
      investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

      Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on November 14th, 2017, Jamaka Capital Management LLC, Jamaka Capital LP, and David J. Douglas were the beneficial owners of 1,484,091 shares of Common Stock, which constitute in the aggregate 11.0% of the outstanding shares of Common Stock of the Company based on 13,436,243 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending September 30, 2017 as filed by the Company on November 14, 2017.

      (b) Jamaka Capital Management LLC, Jamaka Capital LP, and Mr. Douglas have the shared power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a) above.


      (c) The Reporting Persons have not entered into any transactions in the Shares of the Company during the past 60 days.

      (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

      (e)  Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

      Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 17, 2017

                                       JAMAKA CAPITAL MANAGEMENT, LLC

                                       /S/ David J. Douglas
                                       ---------------------------
                                       Name:  David J. Douglas
                                       Title: Managing Member



                                       JAMAKA CAPITAL LP
                                       By: JAMAKA CAPITAL MANAGEMENT, LLC
                                           its general partner

                                       /S/ David J. Douglas
                                       ---------------------------
                                       Name:  David J. Douglas
                                       Title: Managing Member



                                       DAVID J. DOUGLAS

                                       /S/ David J. Douglas
                                       --------------------------
                                       David J. Douglas, individually





                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date: February 6, 2017

                                       JAMAKA CAPITAL MANAGEMENT, LLC

                                       /S/ David J. Douglas
                                       ---------------------------
                                       Name:  David J. Douglas
                                       Title: Managing Member



                                       JAMAKA CAPITAL LP
                                       By: JAMAKA CAPITAL MANAGEMENT, LLC
                                           its general partner

                                       /S/ David J. Douglas
                                       ---------------------------
                                       Name:  David J. Douglas
                                       Title: Managing Member



                                       DAVID J. DOUGLAS

                                       /S/ David J. Douglas
                                       --------------------------
                                       David J. Douglas, individually